SUPPLEMENTAL INFORMATION FOR QUESTIONS 13A, 13B AND 14

Question 13A

To briefly describe the nature of the arrangement with Smarsh:

- BNY Mellon has had a relationship with Smarsh for over 10 years with various products. The Enterprise Archive contract was executed on November 20, 2020. Enterprise Archive is a secure, high-performance platform designed for organizations with demanding regulatory requirements handling large volumes of data. It provides a unified compliance and e-discovery workflow across our entire corpus of archived electronic communications.

To briefly describe the nature of the arrangement with NCC Group:

1. NCC is providing designated third-party services for applicable books and records retention to comply with SEC Rule 17a-3, 17a-4, 18a-5, and 18a-6.

To briefly describe the nature of the arrangement with NICE Engage:

1. Infrastructure and application used to record telephone calls for compliance and quality purposes. (Cisco and Avaya phones, Cisco Jabber).

Question 13B

To briefly describe the nature of the arrangements with Euroclear Bank, ClearStream, and JP Morgan Chase Bank N.A.:

- Euroclear Bank: Used to segregate margin for uncleared derivatives.
- ClearStream: Used to segregate margin for uncleared derivatives.
- JP Morgan Chase Bank, N.A. New York: Used to segregate margin for uncleared derivatives.

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Question 14

To briefly describe the nature of the arrangement with Bank of New York Mellon Corporation.

- Bank of New York Mellon Corporation: The Bank of New York Mellon Corporation is the holding company for The Bank of New York Mellon.